Exhibit 7.1
MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(thousands of constant December 31, 2007 pesos
	and share amounts, except per share)

Weighted average shares (Basic EPS) U.S. GAAP	14,668	14,807	13,860	247,853	560,176
Weighted average shares (Diluted EPS) U.S. GAAP	175,941	201,450	277,224	404,479	606,144

Net (loss) Income under U.S. GAAP for basic computation	(444,438)	96,965	9,280	(527,279)	160,999
Preferred stock dividend under US GAAP not available for common shareholders				(539,738)
Amount allocated to preferred shareholders		1,222,255	176,336
Net (loss) Income under U.S. GAAP for dilutive computation	(444,438)	1,319,220	185,616	12,459	160,999

Basic EPS U.S. GAAP	(30.30)	6.55	0.67	(2.13)	0.29
Diluted EPS U.S. GAAP	(2.53)	6.55	0.67	0.03	0.27

Weighted average shares (Basic EPS) Mexican GAAP	256,202	293,032	403,521	442,928	560,176
Weighted average shares (Diluted EPS) Mexican GAAP	256,202	293,032	403,521	467,628	606,144

Net (loss) Income under Mexican GAAP for basic computation	(430,904)	(143,922)	(76,912)	(29,267)	36,196
Net (loss) Income under Mexican GAAP for dilutive computation	(430,904)	(143,922)	(76,912)	(29,267)	36,196

Basic EPS Mexican GAAP	(1.68)	(0.49)	(0.19)	(0.07)	0.06
Diluted EPS Mexican GAAP	(1.68)	(0.49)	(0.19)	(0.06)	0.06